January 20, 2006


Mail Stop 6010

John X. Adiletta
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, New Jersey 07921

Re:	Somerset International Group, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	File No. 333-128262
	Filed on January 5, 2006

Dear Mr. Adiletta:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Fee Table
1. When registering additional shares by pre-effective amendment, please calculate the filing fee for the additional shares using a market price as of a date within 5 business days prior to the filing of the amendment.  See Rule 457(c).
About our Company, page 1
2. We note your response to comment 5; however, your disclosure in the fourth paragraph on page 30 continues to imply that your evaluation of opportunities will not focus on verifying information unless something comes to your attention.  Therefore we reissue the
comment that you should expand the summary of your business
strategy
to make this clear.
3.
Because the consolidated entity in which shareholders will invest cannot recognize revenue from consulting services as you mention, please revise your business strategy to clarify.
4. Please explain what "cash positive" means and reconcile with a GAAP calculation. Also explain whether Secure Systems fits your formula.
5. We note that, in response to comment 7, you disclosed on page 2 that your plan is not to engage in a merger or acquisition with an unidentified company. Please reconcile this statement with your disclosure on page 1 that your current activity is the acquisition of businesses.
Risk Factors, page 3
6. Please expand your response to comment 8 to provide complete disclosure regarding risk factors. For example, we note from response
34 your reliance on three customers.
Our Failure to Designate a Date, page 6
7. Please disclose when you last held an annual meeting to elect directors.
8. Explain the effect of your failure to hold meetings on shareholders` ability to exercise their voting rights.
Selling Shareholders, page 8
9. We reissue comment 10 which requested that you clarify which shares mentioned in the footnote are being registered for resale. For example, in footnote 2, you mention several transactions in which the selling shareholder acquired shares, but you do not mention which
of those transactions generated the shares that are offered for resale.
10. Please update the share ownership amounts to disclose the issuance of stock to Mr. Adiletta on December 31, 2005.
11. We note that the notes issued in your private placement of
March
11, 2005 and your notes issued on April 4, 2005 have maturities of six months. Please explain what happened to such notes at maturity, which dates have already passed.
12. We note in footnote 16 and footnote 22 you disclose the
selling
shareholder assisted you in "finding financial sources." Please explain what this means and why the selling stockholder is not a registered broker-dealer.
13.
Please expand your response to comment 12 to show us your calculations underlying the dividend share amounts, including the effect of the first redemption.
14. Please address previous comment 13 regarding the consideration paid for the shares in each of the issuances mentioned in this section. For example, in footnote 2, disclose the amount and duration of accrued compensation mentioned in the last sentence.
15. We reissue comment 14.  Instruction 3 to Regulation S-B Item
403
requires that you calculate a selling shareholder`s percentage ownership based on the number of securities outstanding plus the securities that shareholder has the right to acquire within sixty days. Therefore, the denominator in the calculation will differ for each shareholder, contrary to your disclosure in footnote 1. Please also revise your beneficial ownership table on page 17 accordingly.
16. Please reconcile the number of pre-offering securities held by the selling stockholders with the information added in the newly added table regarding beneficial ownership of your preferred stock on page 17.
Common Stock, page 18
17. We note your response to our comment 27. Your certificate of incorporation and related certificates of designations do not appear to authorize a series of Class A Stock par value $.0035 per share. Please clarify how these shares are authorized.
Preferred Stock, page 19
18. We reissue comment 24 requesting that you file the agreements mentioned in this section. For example, you mention an escrow agreement in the paragraph numbered four.
19. Please update this section to conform with the terms to your amendment no. 1 to your certificate of designations. Also clarify who will determine whether a dividend will be paid in cash or securities.
20. Please disclose your response to prior comment 25 and file the related agreement.
Description of Business, page 22
21. We note your response to comment 26. Please reconcile the dates
Mr. Adiletta was appointed to his positions with the company as disclosed on page 23 and on page 16.
22.
Please expand your response to prior comment 29 to tell us whether shareholder approval was required for any of the transactions described in the Corporate Developments-Somerset Ceases Operations section and the Acquisition of Secure Systems section. Cite the authority on which you rely. For example, it is unclear how shareholder approval would not have been required in connection with your July 2004 merger with Somerset-NJ. If shareholder approval was required, please demonstrate compliance with the proxy rules. Customers and Market, page 25
23. We note you state in your response to our comment 32 you have filed as an exhibit your agreement with the State of New York. Please file such exhibit.
24. Please disclose your response to comment 34 that you currently have three customers, one campus customer and two healthcare customers. Identify those customers.
Recent Developments, page 27
25. Please confirm our understanding that you will not request acceleration of the effective date of this registration statement until you have disclosed the information mentioned in your response to comment 37.
Revenues, page 28
26. Please discuss the trends that the Secure Systems business experienced during the periods presented. For example, you disclose that the increased revenue is due to your acquisition of the business. It remains unclear whether Secure Systems sales increased or decreased and why.
Liquidity, page 29
27. We note that you state you have obtained a 90-day extension from your short-term note holders. Given that the extended deadline has passed, please disclose whether you are in default under these notes and how you intend to repay them.
Certain Relationships and Related Transactions, page 31
28. Please tell us the exhibit number of the documents you say are filed in your response to previous comment 41.
29. Please clarify the pre-acquisition relationship between you and
Somerset-NJ.  It is unclear why both companies had the same name.
30.
Please update your related-party transaction section to include the transaction with Mr. Adiletta on December 31, 2005.
31. We reissue comment 40. Please disclose the amount of consideration involved in the transactions. For example, you should disclose the dollar amounts involved in the transactions mentioned in the first two paragraphs.
32. Please disclose your response to comment 42 and explain how the accrual of $100,000 in salary for 2004 was for 4.8 months of service given that you disclose salaries of $197,039 and $194,211 annually for these executives.
33. Please expand your response to comment 43 to tell us why deletion of the disclosure is an appropriate response to the issue raised.
34. We note your response to our prior comment 44. Please identify the stockholder and the date and purpose of the original note issuance.
Executive Compensation, page 32
35. Please update your executive compensation section to include amounts received in the last completed fiscal year.
36. Please provide the disclosure required by Instruction 2 to Regulation S-B Item 402(b)(2)(iv) regarding the information in the "Restricted Stock Awards" column of the Summary Compensation Table.
Recent Sales, page II-2
37. Please ensure that you have reported all required transactions in this section. For example, we note a January 2005 sale of a convertible note mentioned in footnote 4 to your selling stockholders table.
38. We reissue comment 54. From footnote 24 of your selling stockholders table, it appears that numerous investors acquired shares in the March 11 acquisition. Please reconcile the table with your disclosure on page II-4 of an "insubstantial number" of persons and clarify how the cited exemption from registration was available.
Undertakings, page II-7
39. Note the revisions to the undertakings required by Regulation
S-B
Item 512(a) and (g) effective December 1, 2005.

Signatures
40. Please clarify under the second paragraph of the Signatures page
who is signing in the capacity of controller or principal
accounting
officer.
*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Praveen Kartholy at (202) 551-3639 or Kevin
Vaughn, Accounting Reviewer, at (202) 551-3643 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.

			Sincerely,




			Russell Mancuso
			Branch Chief
cc (via fax):  Gregg E. Jaclin, Esq.